

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

July 24, 2006

<u>Via Facsimile</u>

William P. Greubel
Chief Executive Officer
Wabash National Corporation
1000 Sagamore Parkway South
Lafayette, Indiana 47905

> **RE: Wabash National Corporation**
> **Form 10-K: For the Year Ended December 31, 2005**
> **Form 10-Q: For the Period Ended March 31, 2006**
> **File Number: 001-10883**

Dear Mr. Greubel:

     We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

               Sincerely,

               Michael Fay
               Accounting Branch Chief

cc: Robert J. Smith, Senior Vice President – Chief Financial Officer